10/31

Rec'd 10/22/03



SECURITIES AND EXCHANGE COMMISSION

03053511

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SECURITIES AND EXCHANGE COMMISSION RECEIVED OCT 22 2003 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/02 (MM/DD/YY) AND ENDING 5/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BKD Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED NOV 04 2003 THOMSON FINANCIAL

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP

(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



BKD FINANCIAL, L.L.C.
Springfield, Missouri



FINANCIAL STATEMENTS
May 31, 2003

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
BKD Financial, L.L.C.
Springfield, Missouri

We have audited the accompanying statement of financial condition of BKD Financial, L.L.C. as of May 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BKD Financial, L.L.C. as of May 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Milwaukee, Wisconsin
July 7, 2003

BKD FINANCIAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
May 31, 2003

ASSETS

Cash and cash equivalents	$ 195,099	
Investment	1,860	
Accounts receivable and unbilled fees, less allowance for doubtful accounts of $580,744	21,471	
Prepaid expenses	1,573	
Furniture and equipment, less accumulated depreciation of $17,203	1,518	
TOTAL ASSETS		$ 221,521

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$ 14,696	
Other liabilities	12,214	
Total liabilities		$ 26,910
MEMBER'S EQUITY		194,611
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 221,521

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

BKD FINANCIAL, L.L.C.
STATEMENT OF OPERATIONS
Year Ended May 31, 2003

REVENUE		
Commissions and fees	$ 713,148	
Interest	2,005	
Unrealized loss	(1,440)	
Other	13,477	
Total revenue		$ 727,190
EXPENSES		
Employee compensation and benefits	446,859	
Occupancy and equipment costs	40,564	
Legal and professional	82,075	
Bad debts	15,504	
Advertising	6,558	
Travel	14,956	
Insurance	7,474	
Other	66,514	
Total expenses		680,504
NET INCOME		$ 46,686

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

BKD FINANCIAL, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended May 31, 2003

BALANCE, BEGINNING OF YEAR	$ 166,576
Net income	46,686
Contributions	545,142
Distributions	(563,793)
BALANCE, END OF YEAR	$ 194,611

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

BKD FINANCIAL, L.L.C.
STATEMENT OF CASH FLOWS
Year Ended May 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 46,686	
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	838	
Provision for bad debts	15,504	
Unrealized loss on investment	1,440	
Effects of changes in operating assets and liabilities:		
Accounts receivable	(33,632)	
Prepaid expenses	1,520	
Accrued expenses	(38)	
Other liabilities	(37,113)	
Net cash used in operating activities		$ (4,795)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(563,793)	
Contributions received	545,142	
Net cash used in financing activities		(18,651)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(23,446)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		218,545
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 195,099

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

BKD FINANCIAL, L.L.C.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
May 31, 2003

BKD Financial, L.L.C. (the Company), a Missouri limited liability company, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company will dissolve on July 15, 2024, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVESTMENTS

Investments are stated at fair value based on quoted market prices.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized customer obligations which generally require payment within forty-five days from the invoice date. Accounts receivable are stated at the invoice amount and represent billings from consulting engagements with commission based contracts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer accounts, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts.

Accounts receivable also includes unbilled fees which will not be billed unless a buyer is found. The unbilled fees are entirely offset by a valuation allowance, as collectibility of unbilled fees is not certain.

BKD FINANCIAL, L.L.C.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
May 31, 2003

FURNITURE AND EQUIPMENT

Furniture and equipment are depreciated using straight-line or accelerated methods over their estimated useful lives which range from three to seven years.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

REVENUE RECOGNITION

Revenue for services contracted based on hours of professional services is recognized as the service is provided at estimated billable amounts. Revenue for services for which the fees are based upon the completion of the transaction are recognized when the fees are collected.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state, and local income taxes and, accordingly, no provision for income taxes is required. The members include their allocable share of net income or loss in their income tax returns.

This information is an integral part of the accompanying financial statements.

BKD FINANCIAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2003

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company and is reimbursed by the Company monthly.

The Company paid the member facilities and overhead expenditures of $1,485 for one month, $3,366 per month the next five months of the fiscal year and $2,145 for the last six months. Total facilities and overhead expenditures paid by the Company were $31,185 for the year ended May 31, 2003. In addition, the Company receives accounting and administrative services from the member. Fees for these services totaled $23,000 for the year ended May 31, 2003.

The Company also pays referral fees to its member when a commission fee from the sale of a customer's business is collected. The Company's general referral fee is 25% of the revenues earned on each client. Total referral fees paid to the member was $48,075 for the year ended May 31, 2003.

NOTE 2 - EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution profit sharing plan sponsored by BKD, L.L.P. (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries. During the year ended May 31, 2003 the Company recognized $10,941 of expense in connection with this plan.

SUPPLEMENTAL INFORMATION

BKD FINANCIAL, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2003

TOTAL MEMBER'S EQUITY		$ 194,611
Nonallowable assets		
Investment	$ 1,860	
Accounts receivable	21,471	
Prepaid expenses	1,573	
Net furniture and equipment	1,518	
Total nonallowable assets		26,422
Other deductions		3,602
NET CAPITAL		$ 164,587

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of May 31, 2003)

There were no material differences between member's equity and net capital as reported in the Company's Focus Report Part IIA.

BKD FINANCIAL, L.L.C.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended May 31, 2003

Aggregate Indebtedness	
Included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ 26,910
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,794
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 159,587
Excess net capital at 1,000%	$ 161,896
Ratio of aggregate indebtedness to net capital	.16 to 1

BKD FINANCIAL, L.L.C.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
Year Ended May 31, 2003

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during fiscal year 2003.

Clifton
Gunderson LLP
Certified Public Accountants & Consultants

To the Board of Directors
BKD Financial, L.L.C.
Springfield, Missouri

In planning and performing our audit of the financial statements of BKD Financial, L.L.C. for the year ended May 31, 2003 we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Milwaukee, Wisconsin
July 7, 2003